UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	TASTEMAKER ACQUISITION CORP.
Former Name if Applicable:	[N/A]
Address of Principal Executive Office (Street and Number):	501 Madison Avenue, Floor 12
City, State and Zip Code:	New York, NY 10019

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarterly period ended March 31, 2022 within the prescribed time period without unreasonable effort or expense because additional time is needed to prepare the financial statements for the quarterly period ended March 31, 2022. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Jessica Yuan	+1	(212)370-1300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We have neither engaged in any operations nor generated any revenues to date. Our only activities for the three months ended March 31, 2022 and 2021, were operational activities and those related to identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of interest income on cash and cash equivalents held after the initial public offering. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended March 31, 2022, we had net income of approximately $5,900,000, which resulted primarily from a gain on change in fair value of warrant liabilities for approximately $6,300,000, unrealized gain on investments held in our trust account (the “Trust Account”) of approximately $7,000, interest income of approximately $1, change in fair value of convertible promissory note - related party of approximately $5,400, partially offset by operating and formation costs of approximately $318,000 and franchise tax expenses of approximately $49,000.

For the three months ended March 31, 2021, we had net income of $7,723,757, which resulted primarily from a gain on the change in fair value of warrant liabilities of $8,550,006, unrealized gains in the Trust Account of $39,574 and interest income of $4, offset by expensed offering costs of $736,627, operating and formation costs of $80,020 and franchise tax expense of $49,180.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and accounting staff and may differ once reported in the Form 10-Q to be filed by the Registrant.

TASTEMAKER ACQUISITION CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2022	By:	/s/ David Pace
David Pace
Co-Chief Executive Officer

Date:	May 17, 2022	By:	/s/ Andrew Pforzheimer
Andrew Pforzheimer
Co-Chief Executive Officer

Date:	May 17, 2022	By:	/s/ Christopher Bradley
Christopher Bradley
Chief Financial Officer